UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CSR

For Period Ended:	December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

51job, Inc.
Full Name of Registrant

Former Name if Applicable
Building 3, No. 1387 Zhang Dong Road
Address of Principal Executive Office (Street and Number)
Shanghai 201203, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

51job, Inc. (the “Company”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense. Due to a wide range of measures and restrictions instituted by local government authorities to contain a COVID-19 outbreak in Shanghai since March 2022, the Company's staff have had limited or no access to the Company’s office premises. As a result, the Company is unable to gain access to certain corporate files, records and books that are on-site and required to complete the preparation of its 2021 financial statements and related disclosures. The citywide lockdown in Shanghai is ongoing, and the Company is unable to determine when restrictions may be eased or lifted. Consequently, the Company is not in a position to file the Form 20-F in a timely manner and does not expect to be able to file prior to the expected closing of the Company’s going-private transaction. The going-private transaction was approved by the Company’s shareholders at the extraordinary general meeting held on April 27, 2022, prior to the filing deadline of the Form 20-F. Upon the expected closing of the transaction, the Company will no longer have any public shareholders and will become a privately held company with less than 300 shareholders. Moreover, due to the unprecedented lockdown situation in Shanghai resulting from COVID-19, the Company is unable to estimate when it will be able to file the Form 20-F.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Fertig Simpson Thacher & Bartlett	+852	2514-7660
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

51job, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2022	By:	/s/ Rick Yan
Name: Rick Yan
Title: President and Chief Executive Officer